02 OCT 28 AM 9:56

Exemption #: 82-5037

October 25, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

02060030

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated October 24, 2002, regarding Saskatchewan Wheat Pool securing a new financing arrangement. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours very truly,

Debbie Vargo

For: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 1/27

POOL
Saskatchewan Wheat Pool

For Immediate Release
Date: October 24, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

Saskatchewan Wheat Pool Secures New Financing Arrangement

Saskatchewan Wheat Pool announced today that it has signed an amendment to its credit agreement with its banks that provides operating lines to November 30, 2003 and a deferral of principal repayments for 12 months. The banks have also agreed to provide funding for the existing securitization program to November 30, 2003.

As part of the financing arrangement, the Pool and its banks have established new financial covenants aligned with the company's expectations for Fiscal 2003. The total availability under the bank facilities and securitization remains unchanged and satisfies the requirements of the Pool's business plan. The Pool's financing arrangements include a new purchase money security facility that funds the company's acquisition of non-Board grain inventories.

"Two years ago, we set a course and we have met our commitments," said Pool CEO Mayo Schmidt. "Our primary objective has been to reduce debt and last year alone, we permanently repaid $177 million. With two consecutive years of drought, it has been necessary to identify new strategic alternatives to right-size our debt. We must hold our course and implement solutions that will permanently strengthen our balance sheet and provide the foundation to capitalize on our state-of-the-art infrastructure and strategic pipeline."

Schmidt said the first phase of the renewal strategy was securing the bank agreement that provides the company with the funding necessary to build upon its competitive strengths and meet its ongoing operational requirements. In the second phase, the company will sit down with its two principal groups of senior secured debt holders, the banks and holders of $300 million of Medium Term notes, to develop a consensual plan to restructure their debt. The Pool believes it can complete the restructuring in the next few months, and has agreed, as part of the bank arrangement, to do so by January 31, 2003. The Pool has retained BMO Nesbitt Burns to assist in the process.

"The continued support for this company by our stakeholders is a recognition of the underlying value of our assets. The Pool will have eliminated $70 million in costs through streamlining and productivity enhancements and has successfully grown market share in a very competitive environment. We implemented innovative financing solutions and will continue to focus on quality service and leading edge marketing programs. The actions we take over the next several months will complete Saskatchewan Wheat Pool's renewal."

The Pool will announce its year-end financial results next week.

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Media Contact:

Dawn Blaus
Saskatchewan Wheat Pool
306-569-4291

Investor Contact:

Colleen Vancha
Saskatchewan Wheat Pool
306-569-4525